Exhibit 16.1

May 29, 2013

Office of the Chief Accountant

Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20549

Dear Sir/Madam:

We have read the statements included under Item 4.02 in the Form 8-K dated on or about May 29, 2013 of AI Document Services, Inc. to be filed with the Securities and Exchange Commission and we agree with such statements insofar as they relate to our dismissal and that we did not audit or review the financial statements of AI Document Services, Inc. for the years ended December 31, 2012 or 2001 or any corresponding quarter.  We cannot confirm or deny that L.L. Bradford & Company was engaged or conducted an audit or review of the financial statements of AI Document Services, Inc.

Very truly yours,

/s/ PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas